UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 13, 2020

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 13, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2020 RESULTS
Highlights

•
GAAP net income attributable to shareholders of Teekay of $21.7 million, or $0.21 per share, and adjusted net income attributable to shareholders of Teekay(1) of $39.7 million, or $0.39 per share, in the second quarter of 2020 (excluding items listed in Appendix A to this release).

•	Total adjusted EBITDA(1) of $315.9 million in the second quarter of 2020, a 61 percent increase over the same period of the prior year.

•	Reduced consolidated net debt by over $267 million in the second quarter of 2020; and total consolidated liquidity position of approximately $940 million as of June 30, 2020.

•
Teekay Parent received $67 million of cash related to the previously-announced new Foinaven FPSO contract in April 2020; eliminated all of its remaining Teekay Tankers debt guarantees as a result of Teekay Tankers' debt refinancing in August 2020; and secured commitments for a new equity margin revolver at substantially similar terms to refinance its undrawn December 2020 debt maturity, subject to final documentation.

•	Teekay LNG reported another record-high adjusted net income in the second quarter of 2020.

•
Teekay Tankers delivered nine vessels onto previously announced time charter-out contracts, increasing the percentage of the fleet on fixed-rate charters to approximately 23 percent and reducing its spot fleet free cash flow breakeven rate to $12,700 per day(3) through mid-2021.

Vancouver, Canada, August 13, 2020 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the second quarter ended June 30, 2020. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the second quarter 2020 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2020	2020	2019 (2)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	482,805	574,054	462,397
Income from vessel operations	148,504	128,896	71,463
Equity income (loss)	35,343	2,313	(6,284)
Net income (loss) attributable to
shareholders of Teekay	21,723	(49,805)	(39,485)
Earnings (loss) per share attributable to
shareholders of Teekay	0.21	(0.49)	(0.39)
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues (1)	592,658	681,353	532,138
Total adjusted EBITDA (1)	315,869	342,198	196,609
Adjusted net income (loss) attributable
to shareholders of Teekay (1)	39,713	25,259	(13,368)
Adjusted net income (loss) per share
attributable to shareholders of Teekay (1)	0.39	0.25	(0.13)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	9,716	5,139	3,427
Total Teekay Parent free cash flow (1)	(1,886)	52,689	(6,427)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Comparative balances relating to the three months ended June 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and Form 6-K for the three and six months ended June 30, 2020.

(3)
Please refer to “Definitions and Non-GAAP Financial Measures” for definition of free cash flow in the Teekay Tankers Second Quarter of 2020 earnings release. The figures also includes expenditures for drydock and ballast water treatment system installation.

CEO Commentary

“In the second quarter of 2020, we reported our third consecutive quarterly adjusted profit, recording consolidated adjusted net income of $39.7 million, or $0.39 per share, and increasing our total adjusted EBITDA by approximately $119 million, or 61 percent, from the same period of last year,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “While COVID-19 continues to have an unprecedented impact on the world and is a major focus for us, Teekay’s fleet has experienced minimal operational impact. As a result of the pandemic, the overall maritime industry has experienced significant challenges related to crew changes, but I am pleased to report that we have safely changed-out a number of crew members on effectively all our vessels. We continue to work hard with both the industry and inter-governmental organizations to tackle this challenge and bring our remaining overdue colleagues home safely as soon as possible. I am truly proud of how our seafarers and onshore colleagues have responded to ensure safe and successful transitions with no reported COVID-19 cases, while providing uninterrupted service to our customers.”

“Our strong second quarter results can be attributed to solid earnings in each of our businesses. Teekay LNG reported another quarterly record-high in adjusted net income and total adjusted EBITDA; Teekay Tankers experienced another quarter of strong spot tanker rates; and our directly-owned FPSO unit operating results improved as a result of the new bareboat charter contract on the Foinaven FPSO unit, which eliminated our exposure to the previous loss-making contract,” commented Mr. Hvid. “Looking ahead to next quarter, we expect Teekay LNG will continue earning stable cash flows as a result of its LNG fleet being 100 percent fixed through the rest of 2020. At Teekay Tankers, the spot tanker market has come under pressure since mid-May 2020 following three quarters of very strong spot tanker rates. The near-term outlook for the tanker business is uncertain at this point, but we are pleased to have significantly reduced our effective free cash flow breakevens and near-term spot exposure by locking-in 23 percent of the tanker fleet on fixed-rate contracts at attractive rates, and we are encouraged by the fleet supply fundamentals which are favorable relative to prior market cycles. In addition, the Banff FPSO unit ceased production on its field in June 2020 and we have commenced the various decommissioning and subsea remediation procedures on the field. The FPSO unit is expected to leave the Banff field during the third quarter of 2020 and prepare for recycling by the end of the year with the remaining subsea remediation work expected to be carried out in the summer of 2021.”

“We continue to execute on our delevering path and further simplifying our structure,” commented Mr. Hvid. “During the quarter, we reduced our consolidated net debt by over $267 million as a result of strong cash flows, proceeds from asset sales and cash received from the new Foinaven FPSO unit contract. Over the past year, we have reduced our consolidated net debt by approximately $887 million, or 20 percent. In addition, with the recent refinancing of four of Teekay Tankers’ Suezmax tankers, we have eliminated all of our remaining guarantees of Teekay Tankers’ debt. As announced in May, we also eliminated the incentive distribution rights we held in Teekay LNG in exchange for 10.75 million newly-issued Teekay LNG common units.”

Mr. Hvid added, “With our balance sheets continuing to strengthen, extensive contracted revenues at Teekay LNG and higher contracted revenue at Teekay Tankers, and no committed growth capital expenditures or significant near-term debt maturities, we have made significant progress in both insulating our companies from near-term market volatility and positioning the Teekay Group to create long-term shareholder value and remain a leader in shaping the future of marine energy transportation.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended June 30, 2020 improved compared to the same period of the prior year, primarily due to: higher average spot tanker rates earned by Teekay Tankers in the second quarter of 2020; higher earnings in Teekay LNG due to earnings from six liquefied natural gas (LNG) carrier newbuildings which delivered into its consolidated fleet and equity-accounted joint ventures last year, and higher earnings by certain of Teekay LNG's joint ventures as their individual projects commenced or certain of their vessels commenced charters at, or earned, higher rates; improved results from the commencement of the Foinaven FPSO unit's new bareboat charter in late-March 2020; and fewer dry docking and off-hire days in the second quarter of 2020. These improvements were partially offset by Teekay Tankers' sale of four Suezmax tankers during December 2019 and the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services business and its LNG terminal management business in the second quarter of 2020; a reduction in Teekay LNG's earnings following the sale of two LNG carriers in early-2020; and a reduction in the Banff FPSO unit's earnings due to the decommissioning of the Banff oil field, which commenced on June 1, 2020, and lower oil price tariffs earned due to lower oil prices in the second quarter of 2020.

In addition, consolidated GAAP net income was positively impacted in the three months ended June 30, 2020, compared to the same quarter of the prior year, by various items, including a reduction in freight tax accruals in the second quarter of 2020, losses of $10.7 million and $7.8 million recognized in the second quarter of 2019 relating to the repurchase of Teekay's 8.5% senior notes due 2020 (the 2020 Notes) and the sale of Teekay Parent's remaining investment in Altera Infrastructure L.P. (or Altera), respectively, as well as a $3.1 million gain recognized on Teekay Tankers' sale of the non-US portion of the ship-to-ship support services business and its LNG terminal management business in the second quarter of 2020. These items were partially offset by a $13.6 million provision in the second quarter of 2020 relating to an adjustment in the Banff FPSO unit's estimated asset retirement obligation and the write-down of the unit's remaining residual value. The Banff FPSO unit's estimated asset retirement obligation relating to the remediation of the subsea infrastructure, net of a customer receivable of $8.1 million, was $43.9 million as of June 30, 2020 (excluding remaining operating expenses and recycling costs relating to the FPSO unit).

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $1.9 million during the second quarter of 2020, compared to negative $6.4 million for the same period of the prior year, primarily due to: the elimination of the operating losses on the Foinaven FPSO unit as a result of the commencement of the new bareboat contract at the end of the first quarter of 2020; higher distributions received from Teekay LNG as a result of Teekay LNG's 32 percent increase in its quarterly cash distributions in May 2020 and the newly-issued Teekay LNG common units Teekay Parent received as consideration for the Teekay LNG incentive distribution rights (IDR) transaction completed in May 2020; and lower net interest expense(1) as a result of the repurchase of unsecured bonds over the past year and the bond refinancing completed in May 2019. These increases are partially offset by: higher general and administrative costs incurred in the second quarter of 2020 mainly due to a change in timing of the annual equity-based compensation grants in 2020 and professional fees associated with the IDR transaction; and lower contribution from the Banff FPSO unit due to the decommissioning of the Banff oil field, which commenced on June 1, 2020, and lower oil price tariffs earned due to lower oil prices in the second quarter of 2020.
Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s net income and adjusted net income(1) and total adjusted EBITDA(1) for the three months ended June 30, 2020, compared to the same quarter of the prior year, were positively impacted by: earnings from six LNG carrier newbuildings which delivered into Teekay LNG's consolidated fleet and equity-accounted joint ventures last year; fewer dry docking and repair off-hire days; and higher earnings by certain of Teekay LNG's joint ventures as their individual projects commenced or certain of their vessels commenced charters at, or earned, higher rates. These increases were partially offset by a reduction in earnings as a result of the sales of two LNG carriers in January 2020, and an oil tanker in October 2019.

Please refer to Teekay LNG's second quarter 2020 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' net income, adjusted net income(1), and total adjusted EBITDA(1) for the three months ended June 30, 2020 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and fewer off-hire days in the second quarter of 2020. These increases were partially offset by the sale of four Suezmax tankers during December 2019 and the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services business and the LNG terminal management business in the second quarter of 2020.

In addition, GAAP net income was positively impacted in the three months ended June 30, 2020, compared to GAAP net loss for the same quarter of the prior year, as a result of a $15.2 million reduction in freight tax accruals and a $3.1 million gain on sale of assets.

Spot tankers rates have come under pressure since mid-May 2020 as a result of the unwinding of floating storage and record OPEC+ production cuts, in addition to lower non-OPEC production, which reduced crude exports. Teekay Tankers has so far secured spot tanker rates for its Suezmax and Aframax-sized vessels of $24,800 per day and $15,200 per day, based on 57 percent and 47 percent of the available spot revenue days fixed to-date in the third quarter of 2020, respectively, compared to $46,500 per day and $29,600 per day in the second quarter of 2020, respectively.

Please refer to Teekay Tankers' second quarter 2020 earnings release for additional information on the financial results for this entity.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent

In July 2020, Teekay Parent secured commitments for a two-year equity margin revolver of up to $150 million to refinance its existing facility, which is currently undrawn and scheduled to mature in December 2020. The new revolver, which has substantially similar terms to the existing facility, is expected to be closed in August 2020 and remains subject to final documentation.
Teekay LNG

In July 2020, Teekay LNG entered into a new commercial management agreement with the current manager of its seven wholly-owned multi-gas vessels. The new agreement has a two-year term commencing in September 2020 and is in direct continuation of the expiry of the current commercial management agreement.

In May 2020, Teekay Parent and Teekay LNG eliminated all of Teekay LNG's IDRs held by Teekay LNG's general partner (the General Partner) in exchange for 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent now beneficially owns approximately 36 million of Teekay LNG's common units and remains the sole owner of the General Partner, which together represents an economic interest of approximately 42 percent in Teekay LNG.

In May 2020, on maturity, Teekay LNG repaid its 1 billion Norwegian Krone (NOK) -denominated bonds and the associated cross currency swap arrangement. This repayment amounted to $111 million, net of $23 million of cash collateral released on the associated cross currency swap.

In May 2020, Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) chartered the Marib Spirit LNG carrier to an international trading company for a period of six months, which commenced in mid-June 2020.

In April 2020, the MALT Joint Venture secured new charters for the Arwa Spirit and the Methane Spirit LNG carriers for periods of twelve and eight months, respectively. The new charters commenced upon completion and in direct continuation of their existing charters in May and July 2020, respectively.

Teekay Tankers

In August 2020, Teekay Tankers secured a new three-year, $67 million term loan to refinance four Suezmax tankers. The proceeds from the new debt facility along with existing cash are expected to be used to repay approximately $85 million outstanding on Teekay Tankers' existing debt facility with respect to these vessels that was scheduled to mature in 2021. The new facility is priced at LIBOR plus 225 basis points and matures in 2023.

In late-April 2020, Teekay Tankers closed the previously announced sale of a portion of its oil and gas ship-to-ship transfer support business, which also provides gas terminal management and consulting services, for approximately $27.1 million, of which approximately $14.3 million was received in May 2020 with the remaining cash received in July 2020. During the second quarter of 2020, Teekay Tankers recognized a gain of $3.1 million from this transaction. Teekay Tankers retained its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, Teekay Tankers will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at June 30, 2020, Teekay Parent had total liquidity of approximately $165.5 million (consisting of $66.9 million of cash and cash equivalents and $98.6 million of undrawn capacity from a revolving credit facility), up from Teekay Parent liquidity of $87.1 million as at March 31, 2020.
On a consolidated basis, Teekay had consolidated total liquidity of approximately $939.4 million (consisting of $461.2 million of cash and cash equivalents and $478.2 million of undrawn capacity from its revolving credit facilities), up from total consolidated liquidity of $827.9 million as at March 31, 2020.
Conference Call
The Company plans to host a conference call on Thursday, August 13, 2020 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 367-2403 or (647) 490-5367, if outside North America, and quoting conference ID code 2738323.

• By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $10 billion, comprised of approximately 140 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Total Adjusted Revenues, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and gain (loss) on sale, gain on commencement of sales-type lease, equipment and other operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized (losses) gains on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, unrealized credit loss adjustments, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Total Adjusted Revenues represents the Company's revenues from its consolidated vessels, as shown in the Company's Consolidated Statements of Income (Loss), and its proportionate ownership percentage of the revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, and commencing in 2020, less the Company's proportionate share of revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix E of this release for a reconciliation of this non-GAAP financial measure to revenues and equity income, the most directly comparable GAAP measure reflected in the Company's consolidated financial statements. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners.
Adjusted Net Income (Loss) Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (6) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Altera prior to it being sold in May 2019, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, plus upfront cash receivable in respect of a sales-type lease, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019 (1)	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	482,805	574,054	462,397	1,056,859	949,270

Voyage expenses	(66,896)	(121,564)	(103,410)	(188,460)	(212,193)
Vessel operating expenses	(147,796)	(153,293)	(162,621)	(301,089)	(319,613)
Time-charter hire expense	(17,714)	(27,056)	(28,817)	(44,770)	(58,655)
Depreciation and amortization	(62,936)	(72,917)	(73,849)	(135,853)	(145,956)
General and administrative expenses	(23,668)	(18,277)	(20,868)	(41,945)	(43,840)
Write-down and gain (loss) on sale of assets (2)	(10,669)	(94,606)	—	(105,275)	(3,328)
Gain on commencement of sales-type lease (3)	—	44,943	—	44,943	—
Restructuring charges (4)	(4,622)	(2,388)	(1,369)	(7,010)	(9,990)
Income from vessel operations	148,504	128,896	71,463	277,400	155,695

Interest expense	(59,245)	(62,520)	(70,205)	(121,765)	(143,876)
Interest income	2,314	2,803	2,233	5,117	4,922
Realized and unrealized loss on non-
designated derivative instruments (5)	(9,270)	(21,663)	(10,964)	(30,933)	(16,387)
Equity income (loss) (6)	35,343	2,313	(6,284)	37,656	(67,937)
Income tax recovery (expense) (7)	17,175	(3,792)	(3,404)	13,383	(8,440)
Foreign exchange (loss) gain	(8,922)	6,646	(5,851)	(2,276)	(8,481)
Other loss – net (8)	(399)	(681)	(11,099)	(1,080)	(11,071)
Net income (loss)	125,500	52,002	(34,111)	177,502	(95,575)
Net income attributable to
non-controlling interests	(103,777)	(101,807)	(5,374)	(205,584)	(28,167)
Net income (loss) attributable to the shareholders
of Teekay Corporation	21,723	(49,805)	(39,485)	(28,082)	(123,742)
Earnings (loss) per common share of Teekay Corporation
- Basic	$0.21	$(0.49)	$(0.39)	$(0.28)	$(1.23)
- Diluted	$0.21	$(0.49)	$(0.39)	$(0.28)	$(1.23)
Weighted-average number of common shares outstanding
- Basic	101,107,362	100,887,551	100,783,496	100,997,456	100,652,685
- Diluted	101,196,383	100,887,551	100,783,496	100,997,456	100,652,685

(1)
Comparative balances relating to the three and six months ended June 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and Form 6-K for the three and six months ended June 30, 2020.

(2)
Write-down and gain (loss) on sale of assets for the three months ended June 30, 2020 includes a $13.6 million provision in the second quarter of 2020 relating to an adjustment in the Banff FPSO unit's estimated asset retirement obligation and the write-down of the unit's remaining residual value, partially offset by a gain of $3.1 million on the sale of the non-US portion of Teekay Tankers' ship-to-ship support services business and its LNG terminal management business. Write-down and gain (loss) on sale for the three months ended March 31, 2020 includes write-downs of six multi-gas carriers totaling $45.0 million and write-downs of two FPSO units totaling $46.5 million.

(3)
Gain on commencement of sales-type lease for the three months ended March 31, 2020 of $44.9 million relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(4)
Restructuring charges for the three months ended June 30, 2020 include severance costs resulting from the expected termination of the contract for an FSO unit based in Australia, which are fully recoverable from the customer. Restructuring charges also include severance costs resulting from the reorganization and realignment of resources of the Company's shared services functions, of which a portion of the costs are recoverable from the customer, Altera. Recoverable severance costs totalling $4.5 million are presented in revenue for the three months ended June 30, 2020.

(5)
Realized and unrealized losses related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized losses relating to
Interest rate swap agreements	(3,879)	(2,677)	(1,785)	(6,556)	(3,473)
Stock purchase warrants (i)	—	—	(25,559)	—	(25,559)
Foreign currency forward contracts	—	(241)	—	(241)	—
Forward freight agreements	(201)	(49)	(29)	(250)	(42)
	(4,080)	(2,967)	(27,373)	(7,047)	(29,074)
Unrealized (losses) gains relating to
Interest rate swap agreements	(5,251)	(18,812)	(8,195)	(24,063)	(14,216)
Foreign currency forward contracts	53	202	(101)	255	(101)
Stock purchase warrants	—	—	24,584	—	26,900
Forward freight agreements	8	(86)	121	(78)	104
	(5,190)	(18,696)	16,409	(23,886)	12,687
Total realized and unrealized losses on derivative instruments	(9,270)	(21,663)	(10,964)	(30,933)	(16,387)

(i)	Stock purchase warrants for the three and six months ended June 30, 2019 relates to the sale of the Company's remaining interest in Altera in May 2019. Also refer to footnote (6)(i) below.

(6)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of income (loss), the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	35,343	2,313	(6,284)	37,656	(67,937)
Proportionate share of unrealized losses
on derivative instruments	3,806	22,204	5,203	26,010	13,968
Loss on sale of investment in Altera (i)	—	—	7,853	—	72,753
Other (ii)	(61)	8,441	1,023	8,380	1,023
Equity income adjusted for items in Appendix A	39,088	32,958	7,795	72,046	19,807

(i)
During the three and six months ended June 30, 2019, the Company recognized a loss of $7.9 million on sale of its investment in Altera to affiliates of Brookfield Business Partners L.P. (or Brookfield), which occurred in May 2019. Also refer to footnote (5)(i) above in respect of gains and losses on stock purchase warrants.

(ii)
Other for the three months ended June 30, 2020 and March 31, 2020 includes credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(7)	Income tax recovery (expense) for the three and six months ended June 30, 2020 includes a reduction in freight tax accruals of $16.8 million related to periods prior to 2020.

(8)	Other loss – net for the three and six months ended June 30, 2019 includes a $10.7 million loss relating to the repurchase of the Company's 2020 Notes.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	66,917	48,366	74,890
Cash and cash equivalents - Teekay LNG	226,328	312,710	124,880
Cash and cash equivalents - Teekay Tankers	167,907	203,325	35,429
Assets held for sale	—	50,818	12,300
Accounts receivable and other current assets	318,726	359,705	424,735
Restricted cash - Teekay Parent	3,915	3,569	2,023
Restricted cash - Teekay LNG	66,147	113,528	80,308
Restricted cash - Teekay Tankers	8,203	6,755	5,353
Vessels and equipment - Teekay Parent	13,964	18,791	284,840
Vessels and equipment - Teekay LNG	2,931,602	2,959,067	3,320,937
Vessels and equipment - Teekay Tankers	1,672,976	1,676,213	1,856,766
Operating lease right-of-use assets	81,255	91,624	185,716
Net investment in direct financing and sales-type leases	554,986	625,541	564,685
Investments in and loans to equity-accounted investments	1,102,386	1,083,741	1,011,530
Other non-current assets	130,200	130,051	141,626
Total Assets	7,345,512	7,683,804	8,126,018
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	441,857	427,640	397,111
Liabilities associated with assets held for sale	—	2,535	—
Short-term debt - Teekay Tankers	10,000	55,000	15,000
Current portion of long-term debt - Teekay Parent	—	60,000	36,663
Current portion of long-term debt - Teekay LNG	366,237	398,839	468,038
Current portion of long-term debt - Teekay Tankers	53,830	55,685	125,661
Long-term debt - Teekay Parent	354,065	351,594	345,768
Long-term debt - Teekay LNG	2,568,258	2,679,835	2,799,426
Long-term debt - Teekay Tankers	661,627	829,671	894,501
Operating lease liabilities	72,982	83,456	173,476
Other long-term liabilities	229,415	252,885	197,749
Equity:
Non-controlling interests	2,058,273	2,085,617	2,005,399
Shareholders of Teekay	528,968	401,047	667,226
Total Liabilities and Equity	7,345,512	7,683,804	8,126,018

Net debt - Teekay Parent (1)	283,233	359,659	305,518
Net debt - Teekay LNG (1)	2,642,020	2,652,436	3,062,276
Net debt - Teekay Tankers (1)	549,347	730,276	994,380

(1)	Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	177,502	(95,575)
Non-cash and non-operating items:
Depreciation and amortization	135,853	145,956
Unrealized loss on derivative instruments	27,544	14,933
Write-down and (gain) loss on sale	105,275	3,328
Gain on commencement of sales-type lease	(44,943)	—
Equity (income) loss, net of dividends received	(22,804)	85,211
Foreign currency exchange (gain) loss and other	(7,250)	34,744
Direct financing lease payments received	334,146	6,050
Change in operating assets and liabilities	75,978	18,427
Expenditures for dry docking	(5,608)	(34,150)
Net operating cash flow	775,693	178,924

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	931,871	376,658
Prepayments of long-term debt	(1,302,389)	(759,401)
Scheduled repayments of long-term debt	(240,355)	(117,110)
Proceeds from short-term debt	205,000	65,000
Prepayment of short-term debt	(245,000)	(50,000)
Proceeds from financing related to sales-leaseback of vessels	—	222,400
Repayments of obligations related to finance leases	(47,162)	(45,928)
Repurchase of Teekay LNG common units	(15,635)	(12,056)
Distributions paid from subsidiaries to non-controlling interests	(35,519)	(30,465)
Cash dividends paid	—	(5,523)
Other financing activities	(794)	(580)
Net financing cash flow	(749,983)	(357,005)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(12,824)	(89,120)
Proceeds from sale of vessels and equipment	60,915	—
Proceeds from sale of assets, net of cash sold	12,221	100,000
Loan repayment by joint venture	3,500	—
Proceeds from sale of equity-accounted investments and related assets	—	—
Investment in equity-accounted investments	—	(15,555)
Other investing activities	(6,430)	—
Net investing cash flow	57,382	(4,675)

Increase (decrease) in cash, cash equivalents and restricted cash	83,092	(182,756)
Cash, cash equivalents and restricted cash, beginning of the period	456,325	505,639
Cash, cash equivalents and restricted cash, end of the period	539,417	322,883

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Six Months Ended
	June 30,		March 31,		June 30,
	2020		2020		2020
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	125,500		52,002		177,502
Adjust for: Net income attributable to
non-controlling interests	(103,777)		(101,807)		(205,584)
Net income (loss) attributable to
shareholders of Teekay	21,723	0.21	(49,805)	(0.49)	(28,082)	(0.28)
Add (subtract) specific items affecting net loss
Unrealized losses (gains) from
derivative instruments(2)	8,995	0.09	40,900	0.41	49,895	0.49
Foreign exchange losses (gains)(3)	7,492	0.07	(8,463)	(0.08)	(971)	(0.01)
Banff FPSO decommissioning costs
net of recoveries(4)	5,854	0.06	—	—	5,854	0.06
Write-down and (gain) loss on sale
of vessels and other assets(5)	10,669	0.11	94,606	0.94	105,275	1.04
Gain on commencement of sales-type lease(6)	—	—	(44,943)	(0.45)	(44,943)	(0.44)
Restructuring charges, net of recoveries	112	—	1,188	0.01	1,300	0.01
Other(7)	(17,598)	(0.17)	8,230	0.08	(9,368)	(0.09)
Non-controlling interests’ share of items above(8)	2,466	0.02	(16,454)	(0.16)	(13,988)	(0.14)
Total adjustments	17,990	0.18	75,064	0.75	93,054	0.92
Adjusted net income attributable to
shareholders of Teekay	39,713	0.39	25,259	0.25	64,972	0.64

(1)	Basic per share amounts.

(2)
Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income (loss) from joint ventures.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.

(4)
In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company has commenced decommissioning activities during the second quarter of 2020.

(5)	Refer to footnote (2) of the Consolidated Statements of Income (Loss) for additional information.

(6)
Gain on commencement of sales-type lease for the three months ended March 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

(7)
Other for the three and six months ended June 30, 2020 includes a reduction in freight tax accruals and credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13.

(8)
Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019		2019
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(34,111)		(95,575)
Adjust for: Net income attributable to
non-controlling interests	(5,374)		(28,167)
Net loss attributable to
shareholders of Teekay	(39,485)	(0.39)	(123,742)	(1.23)
Add (subtract) specific items affecting net loss
Unrealized (gains) losses from derivative instruments (2)	(11,206)	(0.11)	1,282	0.01
Foreign exchange losses (3)	4,764	0.05	5,960	0.06
Write-down and loss on sale of vessels and
other assets (4)	7,853	0.08	76,081	0.76
Restructuring charges, net of recoveries	1,369	0.01	3,527	0.04
Other (5)	37,329	0.37	39,327	0.39
Non-controlling interests’ share of items above (6)	(13,992)	(0.14)	(28,758)	(0.29)
Total adjustments	26,117	0.26	97,419	0.97
Adjusted net loss attributable to
shareholders of Teekay	(13,368)	(0.13)	(26,323)	(0.26)

(1)	Basic per share amounts.

(2)
Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income (loss) from joint ventures.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.

(4)	Refer to footnote (2) of the Summary Consolidated Statements of Income (Loss) for additional information.

(5)
Other for the three and six months ended June 30, 2019 includes the realized loss on sale of stock purchase warrants in Altera and a loss on the repurchase of 2020 Notes. Other for the six months ended June 30, 2019 also includes the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities.

(6)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended June 30, 2020
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	148,205	246,492	88,108	—	482,805

Voyage expenses	(5,329)	(61,558)	(9)	—	(66,896)
Vessel operating expenses	(28,407)	(46,218)	(73,171)	—	(147,796)
Time-charter hire expense	(5,368)	(9,296)	(3,050)	—	(17,714)
Depreciation and amortization	(31,629)	(29,546)	(1,761)	—	(62,936)
General and administrative expenses	(7,883)	(9,784)	(6,001)	—	(23,668)
Write-down and gain on sale	—	2,896	(13,565)	—	(10,669)
Gain on commencement of sales-type lease	—	—	—	—	—
Restructuring charges	—	—	(4,622)	—	(4,622)
Income (loss) from vessel operations	69,589	92,986	(14,071)	—	148,504

Interest expense	(35,143)	(13,492)	(10,667)	57	(59,245)
Interest income	1,697	567	107	(57)	2,314
Realized and unrealized loss on
non-designated derivative instruments	(8,516)	(589)	(165)	—	(9,270)
Equity income	32,155	3,188	—	—	35,343
Equity in earnings of subsidiaries (2)	—	—	43,704	(43,704)	—
Income tax recovery	1,804	14,598	773	—	17,175
Foreign exchange (loss) gain	(11,624)	(87)	2,789	—	(8,922)
Other (loss) income – net	(679)	1,027	(747)	—	(399)
Net income	49,283	98,198	21,723	(43,704)	125,500
Net income attributable to
non-controlling interests (3)	(4,349)	—	—	(99,428)	(103,777)
Net income attributable to shareholders/
unitholders of publicly-listed entities	44,934	98,198	21,723	(143,132)	21,723

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2020
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	28,787	59,321	—	88,108

Voyage expenses	(9)	—	—	(9)
Vessel operating expenses	(24,404)	(48,767)	—	(73,171)
Time-charter hire expense	(20)	(3,030)	—	(3,050)
Depreciation and amortization	(1,761)	—	—	(1,761)
General and administrative expenses	(578)	—	(5,423)	(6,001)
Write-down of vessels (2)	(13,565)	—	—	(13,565)
Restructuring charges	10	(4,632)	—	(4,622)
(Loss) income from vessel operations	(11,540)	2,892	(5,423)	(14,071)

Depreciation and amortization	1,761	—	—	1,761
Amortization of operating lease liability				—
and other	(1,536)	596	—	(940)
Write-down of vessels (2)	13,565	—	—	13,565
Daughter Entities distributions (3)	—	—	9,401	9,401
Teekay Parent adjusted EBITDA	2,250	3,488	3,978	9,716

(1)	Includes the results of one chartered-in FSO unit owned by Altera, which is largely on a flow-through basis with Teekay Parent earning a small margin.

(2)
Write-down of vessels for the three months ended June 30, 2020 relates to write-down of the remaining residual value of the Banff FPSO unit and an adjustment to the unit's estimated asset retirement obligation. In the first quarter of 2020, CNR provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company expects to remove the Banff FPSO and Apollo Spirit FSO from the Banff field in 2020 and the subsea equipment in 2021. The Company expects to recycle the FPSO unit and subsea equipment and redeliver the FSO unit to its owner following removal from the field.

(3)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended June 30, 2020, Teekay Parent received cash distributions of $9.4 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests (2)	8,990	6,302	4,790
GP interests	411	389	304
Total Daughter Entity Distributions to Teekay Parent	9,401	6,691	5,094

FPSOs	2,250	(1,448)	(99)
Other income and corporate general and administrative expenses
Other Income	3,488	2,021	1,251
Corporate general and administrative expenses (3)	(5,423)	(2,125)	(2,819)
TEEKAY PARENT ADJUSTED EBITDA (4)	9,716	5,139	3,427

Net interest expense (5)	(8,675)	(8,577)	(9,854)
Asset retirement costs incurred (6)	(2,927)	—	—
Upfront lease payment received in excess of revenue recognized (7)	—	56,127	—
TOTAL TEEKAY PARENT FREE CASH FLOW	(1,886)	52,689	(6,427)

Weighted-average number of common shares - Basic	101,107,362	100,887,551	100,783,496

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

(2)	Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary Teekay LNG for the periods as follows:

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.25	$0.25	$0.19
Common units owned by
Teekay Parent	35,958,274	25,208,274	25,208,274
Total distribution	$8,989,569	$6,302,069	$4,789,572

(3)
Increase in corporate general and administrative expenses for the three months ended June 30, 2020 relates primarily to a change in timing of annual equity-based compensation grants in 2020 and professional fees associated with the IDR transaction completed in May 2020.

(4)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(5)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

(6)	Relates to decommissioning activities for the Banff FPSO, which have been accrued on the balance sheet as an asset retirement obligation. Please see Appendix C footnote (2) for additional information.

(7)
Upfront lease payment relates to cash received in early April 2020 in excess of revenue recognized in the three months ended March 31, 2020, as a result of a new bareboat charter agreement relating to the Foinaven FPSO unit. Please refer to Summary Consolidated Statements of Income (Loss) for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	125,500	52,002	(34,111)
Depreciation and amortization	62,936	72,917	73,849
Interest expense, net of interest income	56,931	59,717	67,972
Income tax (recovery) expense	(17,175)	3,792	3,404
EBITDA	228,192	188,428	111,114
Specific income statement items affecting EBITDA:
Write-down and (gain) loss on sale of assets	10,669	94,606	—
Gain on commencement of sales-type lease	—	(44,943)	—
Adjustments for direct financing and sales-type lease to a cash basis and other	2,452	2,963	2,782
Realized and unrealized losses on derivative instruments	9,270	21,663	10,964
Realized loss from the settlements of non-designated derivative instruments	(200)	(49)	—
Equity (income) loss	(35,343)	(2,313)	6,284
Foreign currency exchange loss (gain)	8,922	(6,646)	5,851
Other expense - net	399	681	11,099
Consolidated Adjusted EBITDA	224,361	254,390	148,094
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	91,508	87,808	48,515
Total Adjusted EBITDA	315,869	342,198	196,609

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2020		March 31, 2020		June 30, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	266,539	115,422	260,488	113,054	174,382	74,266
Vessel and other operating expenses	(74,233)	(32,468)	(74,396)	(33,336)	(69,135)	(30,565)
Depreciation and amortization	(26,075)	(13,006)	(26,564)	(13,441)	(29,459)	(14,195)
Income from vessel operations of equity-accounted vessels	166,231	69,948	159,528	66,277	75,788	29,506

Net interest expense	(73,310)	(29,465)	(76,359)	(30,644)	(53,356)	(21,467)
Income tax recovery (expense)	225	110	(598)	(299)	(670)	(246)
Other items including realized and
unrealized loss on derivative
instruments (2)	(17,786)	(5,250)	(102,926)	(33,021)	(18,764)	(6,224)
Loss on sale of equity-accounted
investments (3)		—		—		(7,853)
Net income (loss) / equity income (loss) of equity-accounted vessels	75,360	35,343	(20,355)	2,313	2,998	(6,284)

Net income (loss) / equity income (loss)
of equity-accounted vessels	75,360	35,343	(20,355)	2,313	2,998	(6,284)
Depreciation and amortization	26,075	13,006	26,564	13,441	29,459	14,195
Net interest expense	73,310	29,465	76,359	30,644	53,356	21,467
Income tax (recovery) expense	(225)	(110)	598	299	670	246
EBITDA	174,520	77,704	83,166	46,697	86,483	29,624
Specific income statement items affecting EBITDA:
Adjustments for direct financing and sales-type lease to a cash basis	26,381	9,499	24,976	9,025	16,131	5,759
Amortization of in-process contracts and other	(1,738)	(945)	(1,718)	(935)	(1,736)	(945)
Other items including realized and unrealized loss on derivative instruments(2)	17,786	5,250	102,927	33,021	18,764	6,224
Loss on sale of equity-accounted investments (3)		—		—		7,853
Adjusted EBITDA from equity-accounted vessels (4)	216,949	91,508	209,351	87,808	119,642	48,515

(1)	The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.

(2)	For the three months ended June 30 and March 31, 2020, includes unrealized credit losses recorded upon the adoption of ASU 2016-13.

(3)	For the three months ended June 30, 2019, includes a loss on sale of the Company's investment in Altera.

(4)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)
Revenues	482,805	574,054	462,397
Proportionate share of revenues
from equity-accounted joint ventures	115,422	113,054	74,266
Less proportionate share of voyage revenues
earned directly from equity-accounted joint ventures	(5,569)	(5,755)	(4,525)
Total adjusted revenues	592,658	681,353	532,138

(1)
Comparative balances relating to the three months ended June 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and Form 6-K for the three and six months ended June 30, 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(12,268)	1,425	(2,125)	(12,968)
Write-down of vessels	46,519	—	—	46,519
Gain on commencement of sales-type lease	(44,943)	—	—	(44,943)
Depreciation and amortization	10,646	—	—	10,646
Amortization of in-process revenue contracts and other	(1,402)	596	—	(806)
Daughter Entities distributions	—	—	6,691	6,691
Adjusted EBITDA – Teekay Parent	(1,448)	2,021	4,566	5,139

	Three Months Ended June 30, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(5,987)	541	(2,819)	(8,265)
Depreciation and amortization	7,811	42	—	7,853
Amortization of in-process revenue contracts and other	(1,923)	668	—	(1,255)
Daughter Entities distributions	—	—	5,094	5,094
Adjusted EBITDA – Teekay Parent	(99)	1,251	2,275	3,427

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(59,245)	(62,520)	(70,205)
Interest income	2,314	2,803	2,233
Interest expense net of interest income consolidated	(56,931)	(59,717)	(67,972)
Less: Non-Teekay Parent interest expense net of interest income	(46,371)	(49,213)	(56,444)
Interest expense net of interest income - Teekay Parent	(10,560)	(10,504)	(11,528)
Teekay Parent non-cash accretion and loan cost amortization	2,191	2,215	1,896
Teekay Parent realized losses on interest rate swaps	(306)	(288)	(222)
Net interest expense - Teekay Parent	(8,675)	(8,577)	(9,854)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Company’s business and financial results; the Company's ability to complete remaining crew changes and anticipated timing thereof; the Company's results for the third quarter of 2020; the future outlook for the tanker market; Teekay Tankers future free cash flow breakevens for its spot fleet; the timing on the Banff FPSO unit leaving its field and undergoing green recycling and the timing and costs associated with the remediation of the Banff field’s subsea infrastructure and the Banff FPSO unit's decommissioning and recycling; the Company's liquidity and the Teekay Group’s positioning for both near-term market volatility and to create long-term shareholder value and the ability in the longer-term to shape the future of marine energy transportation; the Company’s strategic priorities and anticipated delevering of the Teekay Group’s balance sheets and simplification of its structure; expected timing for completing the Company’s new and refinanced debt facilities and the ability of the Company to use proceeds from new debt facilities to repay its existing facilities in full; and Teekay Tankers’ continued operation of its oil ship-to-ship transfer support services in North America and the Caribbean and the synergies of that business with Teekay Tankers’ core Full Service Lightering business. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; oil contango levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements; higher than expected costs and/or delays associated with the remediation of the Banff field or the decommission/recycling of the Banff FPSO unit; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020 and IMO 2030; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts, including potential further delays to the commencement of commercial operations of the regasification terminal in Bahrain; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com